Exhibit 99.1

Sebastián Martí
Ternium - Investor Relations
+1   (866) 890 0443
+54 (11) 4018 2389
www.ternium.com

Brazilian securities regulator determines that Ternium’s acquisition of additional Usiminas shares in 2014 exceeded by 5.2 million shares the threshold for a mandatory tender offer

Luxembourg, April 16, 2015 – Ternium S.A. (NYSE: TX) today made a public statement with respect to the decision by the staff of the Brazilian securities regulator, the Comissão de Valores Mobiliários (CVM), that determined that Ternium’s acquisition of 51.4 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS, completed on October 30, 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares.

The CVM staff’s determination was made further to a request by Nippon Steel & Sumitomo Corporation and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares.

Ternium will assess its options with respect to such determination, including taking the matter to the CVM’s Board of Commissioners. An appeal before the CVM’s Board of Commissioners would stay the effects of the staff’s decision until such Board rules on the matter. Alternatively, under applicable CVM rules Ternium may also elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 11.0 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.